KH 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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13030376

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

| SEC FILE NUMBER |
|---|
| 8-32070 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHRISTIAN FINANCIAL SERVICES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10916 West Half Moon Pass
(No. and Street)

| Littleton | CO | 80127 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Brode
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SK 3/12/13

## OATH OR AFFIRMATION

I, Doug Brode, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Christian Financial Services, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Christian Financial Services, LLC**

**Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission**

**For the Year Ended December 31, 2012**
**(With Independent Auditor's Report Thereon)**
**and**
**Supplemental Report on Internal Control**

***December 31, 2012***

# CHRISTIAN FINANCIAL SERVICES, LLC
## December 31, 2012

**Contents**

*Edward Richardson Jr., CPA*
*15565 Northland Dr W Ste 508*
*Southfield, MI 48075*
*248-559-4514*

**Independent Auditor's Report**

February 25, 2013

Board of Directors
Christian Financial Services, LLC
10916 West Half Moon Pass
Littleton, CO 80127

I have audited the accompanying balance sheet of Christian Financial Services, LLC, as of December 31, 2012, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Christian Financial Services, LLC as of December 31, 2012, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.



Edward Richardson Jr., CPA

# Christian Financial Services, LLC
# BALANCE SHEET
# As of January 31, 2012

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash In Bank | $ | 36,674.00 |
| Accounts Receivable | | 2,000.00 |
| **Total Current Assets** | | 38,674.00 |
| **PROPERTY AND EQUIPMENT** | | |
| **TOTAL ASSETS** | $ | 38,674.00 |

The footnotes are an integral part of the financial statements.

# Christian Financial Services, LLC
# BALANCE SHEET
# As of January 31, 2012

## LIABILITIES AND MEMBERS' EQUITY

**CURRENT LIABILITIES**

**LONG-TERM LIABILITIES**

| | |
|---|---|
| **MEMBERS' EQUITY** | |
| Members' Equity | 38,674.00 |
| **Total Members' Equity** | 38,674.00 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 38,674.00 |

The footnotes are an integral part of the financial statements.

# Christian Financial Services, LLC
## STATEMENT OF INCOME

| | 1 Month Ended January 31, 2012 |
|---|---|
| **Revenues** | |
| Underwriting fees | $ 107,511.60 |
| **Total Revenues** | 107,511.60 |
| **Operating Expenses** | |
| Floor brokerage, exchange, and c | 691.00 |
| Communications and data proces | 85.00 |
| Occpancy | 56.00 |
| Other expenses | 3,095.95 |
| **Total Operating Expenses** | 3,927.95 |
| **Operating Income (Loss)** | 103,583.65 |
| **Net Income (Loss)** | $ 103,583.65 |

The footnotes are an integral part of the financial statements.

# Christian Financial Services, LLC
# STATEMENT OF MEMBERS' EQUITY

| | 1 Month Ended January 31, 2012 |
|---|---|
| Beginning of Period | $ 36,455.00 |
| Plus: Net Income | $ 103,583.65 |
| Less: Member Distributions | (103,364.65) |
| **MEMBERS' EQUITY END OF PERIOD** | $ 36,674.00 |

The footnotes are an integral part of the financial statements.

# Christian Financial Services, LLC
# STATEMENT OF CASH FLOWS
# For the 1 month Ended January 31, 2012

| | 2012 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income (Loss) | $ 103,583.65 |
| Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities: | |
| Prior Period Adjustment | 3,800.00 |
| Losses (Gains) on sales of Fixed Assets | 0.00 |
| Decrease (Increase) in Operating Assets: | |
| Other | 2,000.00 |
| Increase (Decrease) in Operating Liabilities: | |
| Accrued Liabilities | 0.00 |
| Total Adjustments | 5,800.00 |
| **Net Cash Provided By (Used in) Operating Activities** | 109,383.65 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Proceeds From Sale of Fixed Assets | 0.00 |
| **Net Cash Provided By (Used In) Investing Activities** | 0.00 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Member Distributions | (103,364.65) |
| Treasury Stock | 0.00 |
| **Net Cash Provided By (Used In) Financing Activities** | (103,364.65) |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 6,019.00 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD** | 30,655.00 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | $ 36,674.00 |

The footnotes are an integral part of the financial statements.

**CHRISTIAN FINANCIAL SERVICES, LLC**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2012**

| | Contributed Capital | Accumulated Income | Total Member's Equity |
|---|---|---|---|
| Balance at January 1, 2012 | $ - | $ 36,455 | $ 36,455 |
| Net Income/loss for the year ended December 31, 2012 | - | 103,584 | 103,584 |
| Member Contributions | - | - | - |
| Member Distributions | - | (103,365) | (103,365) |
| Prior Period Adjustment | - | - | - |
| Balance at December 31, 2012 | $ - | $ 36,674 | $ 36,674 |

The footnotes an are integral part of the financial statements.

**CHRISTIAN FINANCIAL SERVICES, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2012**

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Christian Financial Services, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Christian Financial Services, LLC ( the "Company"), is a Colorado limited liability company organized on January 1, 2002. The Company is broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operated primary in the Denver Metropolitan Area as an introducing broker under clearing agreements with other broker-dealers.

As a Colorado Limited Liability Company ("LLC"), the Company has the some of the attributes of a sole partnership, a general partnership and a corporation. For tax purposes, it is treated as a partnership. It is essentially a business entity created by contract of the member, much as a limited partnership. The member is protected from personal liability for the act of the LLC, much like a shareholder of a corporation. An LLC also differs from a limited partnership by not imposing personal liability on a member for participating in the management of the LLC.

Description of Business

The Company is engaged in business as a securities broker – dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2012, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; variable annuities and mutual funds. .

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.
There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE D – RENT

The amount of rent for December 31, 2012 was $56.00

NOTE E - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2013, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Supplementary Information

**Supplementary**

**Pursuant to rule 17a-5 of the**

**Securities and Exchange Act of 1934**

**As of and for the Year Ended December 31, 2012**

**Christian Financial Services, LLC.**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2012**

**Computation of Net Capital**

| | | | |
|---|---|---|---|
| Total Stockholder's equity: | | $ | 38,674.00 |
| Nonallowable assets: | | | |
| Other Assets | 0.00 | | |
| Fixed Assets | 0.00 | | |
| Accounts receivable – other | 2,000.00 | | (2,000.00) |
| Other Charges | | | |
| Haircuts | 0.00 | | |
| Undue Concentration | 0.00 | | (0.00) |
| Net allowable capital | | $ | 36,674.00 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ | 0.00 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000.00 |
| Net capital requirement | $ | 5,000.00 |
| Excess net capital | $ | 31,674.00 |

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---|
| Total Aggregate Indebtedness | $ | 0.00 |
| Percentage of aggregate indebtedness to net capital | | 0.00% |

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**

| | | |
|---|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2012 | $ | 36,674.00 |
| Adjustments: | | |
| Change in Equity (Adjustments) | | 0.00 |
| Change in Non-Allowable Assets | | (0.00) |
| Change in Haircuts | | (0.00) |
| Change in Undue Concentration | | 0.00 |
| NCC per Audit | | 36,674.00 |
| Reconciled Difference | $ | (0.00) |

**Christian Financial Services, LLC.**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2012**

**Exemptive Provisions Rule 15c3-3**

The client is exempt under 15c3-3(k)(1).

**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**

| | |
|---|---|
| Balance of such claims at January 1, 2012 | $ - |
| Additions | - |
| Reductions | - |
| Balance of such claims at December 31, 2012 | $ - |

See accountant's audit report

## REPORT ON INTERNAL CONTROL

**For the year ended December 31, 2012**

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 25, 2013

Board of Directors
Christian Financial Services, LLC
10916 West Half Moon Pass
Littleton, CO 80127

In planning and performing my audit of the financial statements and supplemental schedules of Christian Financial Services, LLC for the year ended December 31, 2012, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Edward Richardson, Jr., CPA